UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-10258
A.Full title of the plan and address of the plan, if different from that of the issuer named below:

Tredegar Corporation
Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION
See Appendix1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

Date:	May 31, 2024	By:	/s/ Kevin C. Donnelly
Kevin C. Donnelly
Vice President, General Counsel and Secretary
Employee Savings Plan Committee

Appendix 1
Tredegar Corporation Retirement
Savings Plan

Financial Report
December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee, Plan Administrator, and Plan Participants of the
Tredegar Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PBMares, LLP

We have served as the Plan’s auditor since 2002.

New Bern, North Carolina
May 31, 2024

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

Assets	2023	2022
Investments, at fair value:
Money market fund	$2,607,740	$2,133,934
Mutual funds	120,498,175	110,803,155
Tredegar Corporation common stock	3,800,985	8,194,267
Self-directed brokerage account	3,616,134	2,459,382
Common collective trust	2,846,641	3,919,456
Total investments	133,369,675	127,510,194

Receivables:
Accrued dividends	—	104,248
Notes receivable from participants	3,236,943	2,918,798
Total receivables	3,236,943	3,023,046

Net assets available for benefits	$136,606,618	$130,533,240

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 20223 and 2022

	2023	2022
Additions (deductions) to net assets attributed to:
Investment income:
Interest and dividends	$3,050,154	$3,883,422
Net appreciation (depreciation) in fair value of investments	12,939,209	(26,624,811)
Total investment gain (loss)	15,989,363	(22,741,389)
Interest income on notes receivable from participants	177,496	123,541
Contributions:
Participants	6,849,476	6,161,116
Employer	3,984,273	3,764,940
Rollovers	3,163,991	664,061
Total contributions	13,997,740	10,590,117
Total additions (deductions)	30,164,599	(12,027,731)

Deductions from net assets attributed to:
Administrative expenses	189,359	263,809
Benefits paid to participating employees	23,901,862	15,114,265
Total deductions	24,091,221	15,378,074
Net increase (decrease) before transfers	6,073,378	(27,405,805)

Transfer in from another plan (see Note 11)	—	16,689,528
Net increase (decrease) after transfer in	6,073,378	(10,716,277)

Net assets available for benefits:
Beginning of year	130,533,240	141,249,517
End of year	$136,606,618	$130,533,240

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2023 and 2022

NOTE 1.    DESCRIPTION OF PLAN

General

Tredegar Corporation and subsidiaries (collectively “Tredegar” or “the Company” or “Plan Sponsor”), which is primarily engaged in the manufacturing of aluminum extrusions, polyethylene films and polyester films, is a Virginia corporation. The Tredegar Corporation Retirement Savings Plan (“Plan”) was adopted by the Board of Directors of Tredegar (“the Board”) on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (“ERISA”). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia. Effective January 1, 2019, the Plan was amended to make the Plan a safe harbor 401(k) plan and eliminate after-tax contributions.

The Plan is administered by the Company. Plan assets are held by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's realized and unrealized gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Contributions
Contributions to the Plan from participants and, when applicable, from the Company are recorded in the period that payroll deductions are made from Plan participants.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2023 and 2022

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan is responsible for all trustee and investment management fees. Participants are charged a pro-rated per-participant fee of $63.00. To cover additional expenses, participants are also charged 0.03% of annual plan-related expenses. Tredegar also pays for other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan. In 2023 and 2022, administrative expenses were reduced by trustee credits, participant paid fees, and forfeited accounts totaling $33,288 and $57,988, respectively.

Subsequent Events

The Plan has evaluated all events through May 31, 2024, the date the financial statements were issued, and has determined that there were no subsequent events that require disclosure pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), except on May 31, 2024, the Company approved the spin off of the Terphane LLC participants and their related accounts from the Plan to the newly established Terphane 401(k) Retirement Savings Plan, effective June 1, 2024.

NOTE 3.    CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her eligible base pay (as defined) ranging from a minimum of 1% to a maximum of 75%. The 2023 and 2022 Tredegar matching contribution was $1.00 for every $1.00 a participant contributed up to 5% each payroll period.

With the exception of participants covered under certain collective bargaining agreements, employees are automatically enrolled in the Plan with a pre-tax contribution equal to 3% of base pay invested in the age appropriate target date fund and automatically increased in the succeeding plan year until the contribution level is equal to 5% of base pay. Employees have the choice to waive automatic enrollment as well as automatic increase and contribute more or less in their choice of investment funds.

Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2023, the Plan offered twenty-six (26) mutual funds, one (1) common collective trust, one (1) money market fund and a self-directed brokerage account as investment options to participants. Investments also include the Tredegar Company Stock, in which new investments are prohibited.

All employer matching contributions are allocated according to the participant's investment direction. If no selection is made, 100% is allocated to the applicable target date fund; the Plan's default funds, based on the participant's age and an estimated retirement age of 65. The Plan Sponsor may also make an additional discretionary match, to be determined by the Board. There were no such discretionary contributions for the years ended December 31, 2023 and 2022.

NOTE 4. FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2023 and 2022

•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Money market fund: Valued at market price, which is equivalent to $1 per unit.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Common/collective trust: A fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2023 and 2022, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2023
	Level 1	Total
Money market fund	$2,607,740	$2,607,740
Mutual funds	120,498,175	120,498,175
Common stock	3,800,985	3,800,985
Self-directed brokerage account	3,616,134	3,616,134
Total assets in the fair value hierarchy	$130,523,034	130,523,034
Investments measured at NAV		2,846,641
Total investments at fair value		$133,369,675

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2023 and 2022

Assets Measured at Fair Value on a Recurring Basis at December 31, 2022
	Level 1	Total
Money market fund	$2,133,934	$2,133,934
Mutual funds	110,803,155	110,803,155
Common stock	8,194,267	8,194,267
Self-directed brokerage account	2,459,382	2,459,382
Total assets in the fair value hierarchy	$123,590,738	123,590,738
Investments measured at NAV		3,919,456
Total investments at fair value		$127,510,194

The Plan did not hold any Level 2 or Level 3 investments as of December 31, 2023 and 2022.

Fair Value of Investments in Entities that Use NAV

The following tables summarize investments measured at fair value based on NAV per share at December 31, 2023 and 2022, respectively.

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust-Galliard Retirement Income Fund 45(1)	$2,846,641	N/A	Daily or monthly	None or 5 days

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust-Galliard Retirement Income Fund 45(1)	$3,919,456	N/A	Daily or monthly	None or 5 days

(1) Galliard Retirement Income Fund is an open-end fund incorporated in the United States that will be invested in the Galliard Managed Income Fund. This fund seeks to provide safety of principal, adequate liquidity and competitive yield with low return volatility.

NOTE 5.    FORFEITURES

On December 31, 2023 and 2022, forfeited accounts available to reduce future administrative expenses totaled $3,867 and $1,844, respectively.

NOTE 6.    RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2023 and 2022

Certain Plan investments are shares of stock in Tredegar. Tredegar is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as related party transactions. Transactions involving Tredegar Company Stock consisted of the following during 2023 and 2022:

	2023	2022
Balance, January 1,	$8,194,267	$10,681,453
Purchases	301,149	411,479
Distributions and sales	(1,089,407)	(1,576,806)
Net depreciation in fair value	(3,605,024)	(1,321,859)
Balance, December 31,	$3,800,985	$8,194,267

The Plan also issues loans to participants, which are secured by the vested balances in the participant’s accounts.

In September 2023, $2.9 million was rolled into participant’s accounts from their vested balances within the Tredegar Corporation Retirement Income Plan.

NOTE 7.    INCOME TAX STATUS

The Plan received its latest determination letter on February 28, 2018, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any periods.

NOTE 8.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9.    PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2023 and 2022

NOTE 10.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2023	2022
Net assets available for benefits per Statements of Net Assets Available for Benefits	$136,606,618	$130,533,240
Adjustment for deemed distributed loans	(116,449)	(116,846)
Net assets available for benefits per the Form 5500	$136,490,169	$130,416,394

Net increase (decrease) per Statements of Changes in Net Assets Available for Benefits	$6,073,378	$(27,405,805)
Adjustment for deemed distributed loans	397	(13,554)
Net income (loss) per Form 5500	$6,073,775	$(27,419,359)

Transfer in from another plan per Statements of Changes in Net Assets Available for Benefits	$—	$16,689,528
Transfer in of deemed distributed loans	—	(29,065)
Transfer in from another plan per Form 5500	$—	$16,660,463

NOTE 11.    PLAN MERGER

Effective August 1, 2022, the Bonnell Clearfield Savings Plan was merged into the Plan. As a result, net assets of $16,689,528, which were valued as of July 29, 2022, were transferred into the Plan.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
EIN: 54-1497771 PN: 002

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Fidelity Government Cash Reserve	Money Market Fund	**	$2,607,740
	American Funds Europacific GR R6	Mutual Funds	**	1,400,656
	BlackRock Advantage Small Cap Core	Mutual Funds	**	914,606
	Carillon Eagle Mid Cap Growth I	Mutual Funds	**	2,058,250
*	Fidelity 500 Index Fund	Mutual Funds	**	16,286,749
*	Fidelity Emerging Markets Index fund	Mutual Funds	**	341,750
*	Fidelity Extended Market Index fund	Mutual Funds	**	3,392,810
*	Fidelity Freedom Index Income Fund	Mutual Funds	**	1,459,463
*	Fidelity Freedom 2005 Fund - Institutional Premium Class	Mutual Funds	**	8
*	Fidelity Freedom 2010 Fund - Institutional Premium Class	Mutual Funds	**	10,753
*	Fidelity Freedom 2015 Fund - Institutional Premium Class	Mutual Funds	**	86,693
*	Fidelity Freedom 2020 Fund - Institutional Premium Class	Mutual Funds	**	7,935,490
*	Fidelity Freedom 2025 Fund - Institutional Premium Class	Mutual Funds	**	19,030,340
*	Fidelity Freedom 2030 Fund - Institutional Premium Class	Mutual Funds	**	18,267,141
*	Fidelity Freedom 2035 Fund - Institutional Premium Class	Mutual Funds	**	14,564,549
*	Fidelity Freedom 2040 Fund - Institutional Premium Class	Mutual Funds	**	9,423,453
*	Fidelity Freedom 2045 Fund - Institutional Premium Class	Mutual Funds	**	7,808,488
*	Fidelity Freedom 2050 Fund - Institutional Premium Class	Mutual Funds	**	5,324,170
*	Fidelity Freedom 2055 Fund - Institutional Premium Class	Mutual Funds	**	3,689,905
*	Fidelity Freedom 2060 Fund - Institutional Premium Class	Mutual Funds	**	2,576,282
*	Fidelity Freedom 2055 Fund - Institutional Premium Class	Mutual Funds	**	691,697
*	Fidelity Inflation-Protected Bond Index Fund	Mutual Funds	**	322,032
*	Fidelity Total International Index Fund	Mutual Funds	**	1,086,498
*	Fidelity U.S. Bond Index Fund	Mutual Funds	**	2,026,509
	Galliard Retirement Income Fund 45	Collective/Comment Trust	**	2,846,641
	Metropolitan West Total Return Bond M	Mutual Funds	**	1,010,337
	Vanguard Real Estate Index Fund	Mutual Funds	**	338,312
	Vanguard Total Intl Bond Index Admiral	Mutual Funds	**	451,234
*	Tredegar Company Stock	Employer Stock	**	3,800,985
*	Various	Self Directed Brokerage Account	**	3,616,134
*	Participant loans	490 loans, maturing between January 2024 and August 2038 at 4.25% - 9.50% interest	$-0-	3,120,494
				$136,490,169
* Party-in-interest
** Cost omitted for participant directed investments

See report of independent registered public accounting firm.